ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated June 22, 2007

Return Optimization Securities
Offering Potential Enhanced Returns in a Moderate-Return Environment
UBS AG $• Securities linked to the S&P 500® Index due on or about January 30, 2009*
UBS AG $• Securities linked to the Dow Jones EURO STOXX 50® Index due on or about
January 30, 2009*
UBS AG $• Securities linked to the Nikkei® 225 Index due on or about January 30, 2009*

Investment Description

Return Optimization Securities (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of an index. ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the applicable index return is positive, at maturity you will receive your principal plus, depending on the index, either 3 times or 5 times the index return, up to the applicable maximum gain, providing you with an opportunity to outperform the index. If the applicable index return is negative, at maturity you will receive your principal reduced by that negative index return. Investing in a ROS is subject to significant risks, including potential loss of principal, the limit on appreciation at maturity and the credit risk of UBS.

Features	Key Dates*

❑  Potential to enhance returns in a moderate-return environment

❑  3x or 5x leverage up to the applicable maximum gain on the ROS while maintaining 1-to-1 downside exposure at maturity

❑  Your choice of three securities to meet your portfolio needs

	Trade Date Settlement Date Final Valuation Date Maturity Date	July 26, 2007 July 31, 2007 January 27, 2009 January 30, 2009

*

The securities are expected to price on or about July 26, 2007 and settle on or about July 31, 2007. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the securities remains the same.

Security Offerings

There are three separate offerings of ROS. Each offering is linked to a particular index with a specified maximum gain. The indicative maximum gain for each offering and the corresponding maximum payment at maturity are listed below. The actual maximum gain for each offering will be set on the trade date, which is expected to be on or about July 26, 2007. The performance of each offering will not depend on the performance of any other index or offering.

				Maximum Payment
	Index		Maximum	at Maturity
Offering	Symbol[1]	Multiplier	Gain[2]	per $10 Security[3]	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	3x	16.75% to 18.75%	$11.68 to $11.88	902619766	US9026197668
ROS linked to the Dow Jones
EURO STOXX 50® Index	SX5E	3x	23.25% to 25.25%	$12.33 to $12.53	902619758	US9026197585
ROS linked to the Nikkei® 225 Index	NKY	5x	30.50% to 33.50%	$13.05 to $13.35	902619741	US9026197411

[1]	Bloomberg L.P.
[2]	Actual maximum gain will be set on the trade date for each offering of ROS.
[3]	Numbers have been rounded for ease of analysis.

See “Additional Information about UBS and the ROS” on page 2. Each offering of ROS offered will have the terms specified in the ROS product supplement and accompanying prospectus, as supplemented by the Index supplement and this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-10 of the ROS product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative index return will result in a payment at maturity of less than $10 per ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying ROS product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Securities	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
S&P 500® Index		1.75%				98.25%
Dow Jones EuroStoxx 50® Index		1.75%				98.25%
Nikkei® 225 Index		1.75%				98.25%

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the ROS, which we refer to as the “ROS product supplement”, and an Index supplement for various series of securities we may offer, including the ROS, which we refer to as the “Index supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS product supplement and the Index supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

w   Product supplement for ROS dated January 23, 2007:
http://www.sec.gov/Archives/edgar/data/1114446/000093041307000559/c46209_424b2.txt

w   Index supplement dated January 23, 2007:
http://www.sec.gov/Archives/edgar/data/1114446/000093041307000560/c46209_424b2.txt

w   Prospectus dated March 27, 2006:
http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” refers to each offering of Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement, dated January 23, 2007, references to the “Index supplement” mean the UBS Index supplement, dated January 23, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The securities of one or more offerings may be suitable for you if:

w   You believe that the applicable index will appreciate moderately—meaning that you believe such index will appreciate over the term of the securities, although such appreciation is unlikely to exceed the indicative maximum gain at maturity applicable to such offering

w   You are willing to make an investment that is exposed to the full downside performance risk of the applicable index

w   You are willing to forego dividends paid on the stocks included in the applicable index

w   You do not seek current income from this investment

w   You are willing to hold the securities to maturity

The securities of any offering may not be suitable for you if:

w   You do not believe the applicable index will appreciate over the term of the securities, or you believe the index will appreciate by more than the indicative maximum gain at maturity applicable to such offering

w   You are unwilling to make an investment that is exposed to the full downside performance risk of the applicable index

w   You seek an investment that is exposed to the full potential appreciation of the applicable index, without a cap on participation

w   You prefer to receive the dividends paid on any stocks included in the applicable index

w   You seek current income from this investment

w   You seek an investment for which there will be an active secondary market

w   You are unable or unwilling to hold the securities to maturity

Common Terms for Each Offering of ROS		Determining Payment at Maturity for Each Offering per $10 Security

You will receive your principal reduced by the Index Return, calculated as follows:

$10 + ($10 x Index Return)

In this scenario, you could lose some or all of your principal depending on how much the index declines

Issuer	UBS AG, Jersey Branch
Issue Price	$10 per ROS
Term	18 months
Payment at Maturity	If the Index Return is equal to or greater
(per $10)	than the applicable maximum gain, you
will receive:
$10 + ($10 x maximum gain)
If the Index Return is positive but less
than the applicable maximum gain, you
will receive:
$10 + ($10 x Multiplier x Index Return),
subject to the maximum gain
If the Index Return is zero or negative,
you will receive:
$10 + ($10 x Index Return)
In this case, you may lose all or a
substantial portion of your principal.
Index Return	Index Ending Level – Index Starting Level
Index Starting Level
Index Starting Level	The closing level of the applicable Index on the
Trade Date
Index Ending Level	The closing level of the applicable Index on the
Final Valuation Date
The performance of each offering of ROS will depend on
the performance of the index to which such offering is
linked and will not depend on the performance of any
other index or offering of ROS.

Specific Terms for Each Offering of ROS
	Multiplier	Maximum Gain*
ROS Linked to	3	16.75% to 18.75%
the S&P 500® Index

ROS Linked to
the Dow Jones EURO	3	23.25% to 25.25%
STOXX 50® Index

ROS Linked to	5	30.50% to 33.50%
the Nikkei® 225 Index

* To be set on the trade date.

Key Risks

An investment in any offering of ROS involves significant risks. Some of the risks that apply to each offering of ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the ROS.

w   Full market risk – You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the applicable index (as measured by the applicable index return). For every 1% decline in such index, you will lose 1% of your principal at maturity.

w   No assurances of moderate-return environment – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

w   Maximum return – Your appreciation potential is limited to the maximum gain even if the applicable index return is greater than the maximum gain.

w   Credit of issuer – An investment in the ROS is subject to the credit risk of UBS, and the actual and perceived creditworthi-ness of UBS may affect the market value of the ROS.

w   No interest or dividends – You will not receive any interest or dividend payments.

w   ROS not the same as the index – Owning the ROS is not the same as owning the stocks comprising the applicable index or a security directly linked to the performance of such index.

w   Limited liquidity – No offering of ROS will be listed and there will not be an active secondary trading market.

w   Price prior to maturity – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the applicable index; the volatility of such index; the composition of such index; the dividend rate on the stocks comprising such index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.

w   Impact of fees on secondary market prices – Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date since the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

w   Potential UBS impact on price – Trading or transactions by UBS or its affiliates in the stocks comprising the applicable index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising such index, may adversely affect the market value of the stocks comprising the index, the level of the index, and, therefore, the market value of the applicable offering of ROS.

w   Potential conflict of interest – UBS and its affiliates may engage in business with the issuers of the stocks comprising the applicable index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of UBS, will determine the applicable index return and payment at maturity based on the closing level of such index on the final valuation date. The calculation agent can postpone the determination of the index return or the maturity date if a market disruption event occurs and is continuing on a valuation date.

w   Potentially inconsistent research, opinions or recommendations by UBS – UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding a particular series of ROS. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index and, therefore, the market value of the applicable offering of ROS.

w   Uncertain tax treatment – Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation before investing in the ROS.

Risks specific to an investment in the ROS linked to the Dow Jones EURO STOXX® Index or the Nikkei® 225 Index.

w   The Index Return for the Securities will not be adjusted for changes in exchange rates – While the stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are denominated in currencies other than the U.S. dollar, the index returns for each of these offerings of ROS are not adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index or Nikkei® 225 Index are denominated appreciate or depreciate relative to the U.S. dollar over the term of the ROS linked to such index, you will not receive any additional payment or incur any reduction in payment at maturity.

w   Non-U.S. Securities Markets Risks – The stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks, which may have a negative impact on the performance of the securities linked to these indices, which in turn may have an adverse effect on the applicable offering of ROS.

w   Underweight recommendation on Japan – UBS Wealth Management Research currently has an underweight recommendation with respect to Japanese stocks, which may be inconsistent with an investment in the ROS linked to the Nikkei® 225 Index.

ROS Linked to S&P 500® Index, Maximum Gain of 16.75% to 18.75% (to be set on trade date)

The Standard and Poor’s 500® Index (the “S&P Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the S&P Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of May 31, 2007 indicated below: Consumer Discretionary (89); Consumer Staples (39); Energy (32); Financials (90); Health Care (54); Industrials (52); Information Technology (75); Materials (28); Telecommunications Services (9); and Utilities (32).

The graphs below illustrate the performance of the S&P Index from 1/31/97 to 06/21/07. The historical levels of the S&P Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P Index closing level on June 21, 2007 was 1522.19.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 17.75% maximum gain and a range of S&P Index performance from +30% to –30%. The actual maximum gain for each offering will be set on the trade date.

Example 1—On the final valuation date, the S&P Index closes 3% above the S&P Index Starting Level. Since the S&P Index Return is 3%, you will receive three times the S&P Index Return, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 x 3 x 3%) = $10 + $.90 = $10.90.

Example 2—On the final valuation date, the S&P Index closes 20% above the S&P Index Starting Level. Since 3x the S&P Index Return of 20% is more than the maximum gain of 17.75%, you will receive the maximum gain of 17.75%, or $11.76 per ROS.

Example 3—On the final valuation date, the S&P Index closes 20% below the S&P Index Starting Level. Since the S&P Index Return is –20% on the final valuation date, your investment will be fully exposed to the decline of the S&P Index and your payment at maturity will be calculated as follows: $10 + ($10 x –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the S&P Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index” beginning on page IS-9 of the Index supplement.

ROS Linked to Dow Jones EURO STOXX 50® Index, Maximum Gain of 23.25% to 25.25% (to be set on trade date)

The Dow Jones EURO STOXX 50® Index (the “EURO STOXX Index”) is sponsored by STOXX Limited. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones EURO STOXX® Index,” the EURO STOXX Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The EURO STOXX Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 18 European countries. The EURO STOXX Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The graphs below illustrate the performance of the EURO STOXX Index from 1/31/97 to 06/21/07. The historical levels of the EURO STOXX Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The EURO STOXX Index closing level on June 21, 2007 was 4488.66.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 24.25% maximum gain and a range of EURO STOXX Index performance from +40% to –40%. The actual maximum gain for each series will be set on the trade date.

Example 1—On the final valuation date, the EURO STOXX Index closes 4% above the EURO STOXX Index Starting Level. Since the EURO STOXX Index Return is 4%, you will receive three times the EURO STOXX Index Return, or a 12% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 x 3 x 4%) = $10 + $1.20 = $11.20.

Example 2—On the final valuation date, the EURO STOXX Index closes 20% above the EURO STOXX Index Starting Level. Since 3x the EURO STOXX Index Return of 20% is more than the maximum gain of 24.25%, you will receive the maximum gain of 24.25%, or $12.43 per ROS.

Example 3—On the final valuation date, the EURO STOXX Index closes 20% below the EURO STOXX Index Starting Level. Since the EURO STOXX Index Return is –20% on the final valuation date, your investment will be fully exposed to the decline of the EURO STOXX Index and your payment at maturity will be calculated as follows: $10 + ($10 x –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the EuroStoxx Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones EuroStoxx® Index” beginning on page IS-30 of the Index supplement.

ROS Linked to Nikkei® 225 Index, Maximum Gain of 30.50% to 33.50% (to be set on trade date)

The Nikkei® 225 Index (the “Nikkei Index”) is sponsored by Nihon Keizai Shimbun, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Nikkei® 225 Index,” the Nikkei Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that represent a broad cross-section of Japanese industry. All Nikkei Index constituent stocks trade in YEN on the Tokyo Stock Exchange, one of the world’s largest securities exchanges in terms of market capitalization. The Nikkei Index is reported by Bloomberg L.P under ticker symbol “NKY.”

The graphs below illustrate the performance of the Nikkei Index from 1/31/97 to 06/21/07. The historical levels of the Nikkei Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Nikkei Index closing level on June 21, 2007 was 18240.30.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 32% maximum gain and a range of Nikkei Index performance from +50% to –50%. The actual maximum gain for each series will be set on the trade date.

Example 1—On the final valuation date, the Nikkei Index closes 5% above the Nikkei Index Starting Level. Since the Nikkei Index Return is 5%, you will receive five times the Nikkei Index Return, or a 25% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 x 5 x 5%) = $10 + $2.50 = $12.50.

Example 2—On the final valuation date, the Nikkei Index closes 20% above the Nikkei Index Starting Level. Since 5x the Nikkei Index Return of 20% is more than the maximum gain of 32%, you will receive the maximum gain of 32%, or $13.20 per ROS.

Example 3—On the final valuation date, the Nikkei Index closes 20% below the Nikkei Index Starting Level. Since the Nikkei Index Return is –20% on the final valuation date, your investment will be fully exposed to the decline of the Nikkei Index and your payment at maturity will be calculated as follows: $10 + ($10 x –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the Nikkei Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – Nikkei® 225 Index” beginning on page IS-44 of the Index supplement.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	369,303	303,713
Total Debt	369,303	303,713
Minority Interest(2)	6,156	5,063
Shareholders’ Equity	51,606	42,441
Total capitalization	427,065	351,216

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.

(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.82240 (the exchange rate in effect as of March 31, 2007).

What are the Tax Consequences of the ROS?

In the opinion of our counsel, Sullivan & Cromwell LLP, your ROS should be treated as a pre-paid derivative contract with respect to the index. The terms of the ROS generally will require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat your ROS for all tax purposes in accordance with such characterization. If your ROS are so treated, you should generally recognize capital gain or loss upon the maturity of your ROS (or upon your sale, exchange or other disposition of your ROS prior to their maturity) equal to the difference between the amount realized and the amount you paid for your ROS. Such gain or loss generally should be long-term capital gain or loss if you held your ROS for more than one year. See additional information under “Supplemental U.S. Tax Considerations” beginning on page PS-26 of the ROS product supplement.

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

†  Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.

†  Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Solutions may be structured to provide no principal protection, partial protection, buffer protection or contingent protection.

†  Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Solutions may be structured to provide no principal protection, partial protection, buffer protection or contingent protection.

†  Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.